EXHIBIT 99.1


Celanese Board approves transfer of Celanese Americas Corporation to BCP

Kronberg, Germany - (CZZ: FSE): Celanese AG's Board of Management has approved the divestment of Celanese Americas Corporation (CAC) to BCP Crystal Acquisition GmbH & Co. KG (BCP). CAC is the holding company for the company's business operations in North America. The transfer of the company to BCP is still pending approval by the Celanese AG Supervisory Board. CAC will be divested at a value of approx. EUR290 million, which reflects the result of a valuation of CAC by the Accounting Firm Ernst & Young. Ernst & Young had been retained by Celanese AG for a valuation of CAC in the course of the preparation of the Annual Accounts as of September 30, 2004 by Celanese AG.

In divesting CAC, the Celanese AG Board of Management is acting upon instructions from BCP under the domination and profit and loss transfer agreement between Celanese AG and BCP. This agreement went into effect on October 1, 2004.